December 5, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549
Attention:  Jeffrey P. Riedler

Re:	Retrophin, Inc.
Registration Statement on Form S-1
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
File No. 333-192364

Ladies and Gentlemen:

Retrophin, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-1, as amended (Registration No. 333-192364), filed with the Securities and Exchange Commission (the “Commission”) be declared effective by the Commission at 12:00 p.m. (Washington, D.C. time) on December 6, 2013, or as soon as practicable thereafter.

In connection with such request, the Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RETROPHIN, INC.

/s/ Marc Panoff
Marc Panoff
Chief Financial Officer